UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

TABULA RASA HEALTHCARE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

873379 101

(CUSIP Number)

March 20, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 873379 101	Page 2 of 11

1.	Names of Reporting Persons Originate Growth Fund #1A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,545
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,545
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,545
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.01%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 873379 101	Page 3 of 11

1.	Names of Reporting Persons Originate Growth Fund #1Q, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,616
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,616
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,616
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.03%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 873379 101	Page 4 of 11

1.	Names of Reporting Persons Originate Growth GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,800
	6.	Shared Voting Power 8,161
	7.	Sole Dispositive Power 7,800
	8.	Shared Dispositive Power 8,161
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,961
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.08%
12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 873379 101	Page 5 of 11

1.	Names of Reporting Persons Glen Bressner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 124,768
	6.	Shared Voting Power 15,961
	7.	Sole Dispositive Power 124,768
	8.	Shared Dispositive Power 15,961
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,729
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.70%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 873379 101	Page 6 of 11

1.	Names of Reporting Persons Eric R. Arnson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 121,602
	6.	Shared Voting Power 51,974
	7.	Sole Dispositive Power 121,602
	8.	Shared Dispositive Power 51,974
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,576
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.87%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 873379 101	Page 7 of 11

1.	Names of Reporting Persons Michael Gausling
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 161,342
	6.	Shared Voting Power 15,961
	7.	Sole Dispositive Power 161,342
	8.	Shared Dispositive Power 15,961
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,303
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.89%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 873379 101	Page 8 of 11

Item 1.

	(a)	Name of Issuer Tabula Rasa HealthCare, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 228 Strawbridge Drive, Suite 100 Moorestown, NJ 08057

Item 2.

	(a)	Name of Person Filing Originate Growth Fund #1A, L.P. Originate Growth Fund #1Q, L.P. Originate Growth GP, LLC Glen Bressner Eric Arnson Michael Gausling

	(b)	Address of the Principal Office or, if none, Residence 205 Webster Street Bethlehem, PA 18015

	(c)	Citizenship All entities are organized in Delaware. The individuals are all United States citizens.

	(d)	Title of Class of Securities Common Stock, par value $.0001 per share

	(e)	CUSIP Number 873379 101

Item 3.	If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _

SCHEDULE 13G

CUSIP No. 873379 101	Page 9 of 11

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Originate Growth Fund #1A, L.P. Originate Growth Fund #1Q, L.P. Originate Growth GP, LLC Glen Bressner Eric Arnson Michael Gausling		2,545 5,616 15,961 140,729 173,576 177,303	(1) (1)(2)(3) (1)(2)(4) (1)(2)

(b)	Percent of class: (5) Originate Growth Fund #1A, L.P. Originate Growth Fund #1Q, L.P. Originate Growth GP, LLC Glen Bressner Eric Arnson Michael Gausling		0.01% 0.03% 0.08% 0.70% 0.87% 0.89%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Originate Growth Fund #1A, L.P. Originate Growth Fund #1Q, L.P. Originate Growth GP, LLC Glen Bressner Eric Arnson Michael Gausling	2,545 5,616 7,800 124,768 121,602 161,342	(3)

	(ii)	Shared power to vote or to direct the vote Originate Growth Fund #1A, L.P. Originate Growth Fund #1Q, L.P. Originate Growth GP, LLC Glen Bressner Eric Arnson Michael Gausling	0 0 8,161 15,961 51,974 15,961	(1) (1)(2) (1)(2)(4) (1)(2)

	(iii)	Sole power to dispose or to direct the disposition of

		Originate Growth Fund #1A, L.P. Originate Growth Fund #1Q, L.P. Originate Growth GP, LLC Glen Bressner Eric Arnson Michael Gausling	2,545 5,616 7,800 124,768 121,602 161,342	(3)

SCHEDULE 13G

CUSIP No. 873379 101	Page 10 of 11

(iv)	Shared power to dispose or to direct the disposition of

	Originate Growth Fund #1A, L.P. Originate Growth Fund #1Q, L.P. Originate Growth GP, LLC Glen Bressner Eric Arnson Michael Gausling	0 0 8,161 15,961 51,974 15,961	(1) (1)(2) (1)(2)(4) (1)(2)

(1)	The shares include (i) 2,545 shares held by Originate Growth Fund #1A, L.P. (“Originate #1A) and (ii) 5,616 shares held by Originate Growth Fund #1Q, L.P. (“Originate #1Q). The general partner of both Originate #1Q and Originate #1A is Originate Growth GP, LLC (the “GP”), a limited liability company. The members of the GP are Glen Bressner, Eric R. Arnson, and Michael Gausling, and the GP and the members of the GP share voting and dispositive power over the shares held by Originate #1Q and Originate #1A. As a result, the GP and Messrs. Bressner, Arnson and Gausling may be deemed to beneficially own the shares held by Originate #1A and Originate #1Q. The GP and each of Messrs. Bressner, Arnson and Gausling disclaim beneficial ownership of the shares held by Originate #1A and Originate #1Q, except to the extent of his or its pecuniary interest therein.
(2)	The shares include 7,800 shares held by the GP, of which Messrs. Bressner, Arnson and Gausling are members. As a result, Messrs. Bressner, Arnson and Gausling may be deemed to beneficially own the shares held by the GP. Each of Messrs. Bressner, Arnson and Gausling disclaim beneficial ownership of the shares held by the GP, except to the extent of his pecuniary interest therein.
(3)	The shares include 104,387 shares held by a family trust of which Mr. Bressner is the trustee.
(4)	The shares include 36,013 shares held by Mr. Arnson’s wife. Mr. Arnson disclaims beneficial ownership of such shares.
(5)	The percentages used throughout this Schedule 13G are based upon 20,013,491 shares of common stock outstanding as of February 28, 2018, as reported in the Issuer’s Form 10-K filed with the Securities Exchange Commission on March 14, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G

CUSIP No. 873379 101	Page 11 of 11

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2018	ORIGINATE GROWTH FUND #1A, L.P. BY: ORIGINATE GROWTH GP, LLC

	By:	/s/ Michael J. Gausling
Name: Michael J. Gausling
Title: Managing Partner

Date: March 21, 2018	ORIGINATE GROWTH FUND #1Q, L.P. BY: ORIGINATE GROWTH GP, LLC

	By:	/s/ Michael J. Gausling
Name: Michael J. Gausling
Title: Managing Partner

Date: March 21, 2018	ORIGINATE GROWTH GP, LLC

	By:	/s/ Michael J. Gausling
Name: Michael J. Gausling
Title: Managing Partner

Date: March 21, 2018	MICHAEL J. GAUSLING

/s/ Michael J. Gausling

Date: March 21, 2018	GLEN R. BRESSNER

/s/ Glen R. Bressner

Date: March 21, 2018	ERIC R. ARNSON

/s/ Eric R. Arnson

Exhibit List

* Exhibit A	Joint Filing Agreement dated April 20, 2017, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

*	Previously filed